

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 21, 2009

Ms. Hilda Kouvelis, Vice President and Chief Financial Officer
Transatlantic Petroleum Corporation
Suite 1840, 444 – 5th Ave., S.W.
Calgary, Alberta CANADA T2P 2T8

> **Re: Transatlantic Petroleum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 1, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31 and June 30, 2009**
> **Filed May 27, 2009 and August 14, 2009**
> **Response Letter Dated September 10, 2009**
> **File No. 0-31643**

Dear Ms. Kouvelis:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 14 – Acquisitions, page F-25

1.   We have reviewed your response to prior comment five noting you allocated the cost of the acquisition of Longe to its assets and liabilities acquired using the carrying value as of the date of acquisition. Paragraph 7 of SFAS 141 states the cost of an acquisition should be allocated using the fair value of those assets and liabilities acquired. Please tell us and identify the differences that may result in

the values assigned to the assets and liabilities acquired from Longe if the fair value of those assets and liabilities had been used to allocate the cost of the acquisition.

Form 10-Q for the Quarter Ended March 31, 2009

4. Acquisitions, page 14

2.   We have considered your response to our prior comment number six. Revise your statement of cash flows to disclose related party transactions on the face of your financial statements.

Form 10-Q for the Quarter Ended June 30, 2009

Notes to Consolidated Financial Statements – unaudited

4. Acquisitions, page 14

3.   We note your response to our prior comment seven. As required by paragraph 68.r(3) of SFAS 141(R), your disclosure should state the fact that you concluded it is impracticable to provide the supplemental pro forma information for the prior reporting period. Please revise your disclosure accordingly.

10. Common shares, page 17

4.   We have considered your response to our prior comment number eight. The disclosures for your registration rights arrangement as required by Financial Staff Position EITF 00-19-2, paragraph 12 apply even if the likelihood is remote. Revise your footnote to include these disclosures, specifically the information required by paragraph 12(c).

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Gary Newberry at (202) 551-3761, Shannon Buskirk at (202) 551-3717 or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Doug Brown at (202) 551-3265, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Mr. Garrett DeVries